UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

American International Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

02686Y201

(CUSIP Number)

SCOTT WOLINSKY

10522 Rosehaven Street, Apt. 415

Fairfax, VA 22030

(215) 896-8788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2014 – Default of Issuer’s $200,000 Note

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02686Y201	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOTT WOLINSKY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,940
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,940
	10.	SHARED DISPOSITIVE POWER 17,940

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,940
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02686Y201	13D	Page 3 of 4 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D initially filed by the Reporting Person on March 11, 2013 (the “Initial Schedule 13D”), which relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of American International Industries, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 601 Cien Street, Suite 235, Kemah, Texas 77565.

This Amendment No. 2 is required in order to comply with Securities and Exchange Commission (“SEC”) regulations, which specify that if any material decrease (1% or greater) occurs in the percentage of the class of securities beneficially owned, the Reporting Person is required to promptly file or cause to be filed with the SEC an amendment disclosing that material decrease.

This Amendment No. 2 amends Items 5 and 6 of the initial Schedule 13D as specifically set forth below.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is holding 17,940 Shares due to the Issuer’s default of a non-interest bearing promissory note, executed by the Issuer and guaranteed by Daniel Dror, an officer of the Issuer, promising to pay the sum of $200,000 on or before September 30, 2014 (the “Maturity Date”). Upon payment of the $200,000 non-interest bearing promissory note on or before the Maturity Date, the Reporting Person would have sold a total of 63,540 Shares. The aggregate percentage of Shares held by the Reporting Person is now believed to be less than 1%.

(b) The Reporting Person has 17,940  Shares for which, due to the Issuer’s default, there is sole power to dispose or to direct the disposition of the Shares.

(c) From July 1, 2014 through September 15, 2014, the Reporting Person sold 45,600 Shares into the open market at the direction of the Issuer for a total of $68,918.79 in net proceeds.

(d) no change.

(e) no change.

Item 6 is hereby amended and restated to read as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships

The Reporting Person was appointed to the Board of Directors of the Issuer on July 14, 2010.  The Reporting Person resigned as Director of the Board of the Issuer on March 7, 2013.

Contracts

On October 1, 2013, the Reporting Person and Maria T. Wolinsky entered into a contract with the Issuer to sell 89,540 of the Issuer’s Shares (ticker: AMIN) for $330,000 in two stages. The first stage was completed on November 7, 2013 when the Issuer paid $130,000 to the Reporting Person for 26,000 AMIN shares. The Issuer failed to complete the second stage and, on October 1, 2014, the Issuer defaulted on payment of the above-mentioned $200,000 non-interest bearing promissory note.

Demand for Arbitration

On October 1, 2014, the Reporting Person and Maria T. Wolinsky (“Claimants”) filed a Demand for Arbitration (copy attached) requesting that American International Industries, Inc. and Daniel Dror, the President and CEO of  American International Industries, Inc. (“Respondents”), be cited and required to appear and answer, and that Claimants have recovery against Respondents for:

a.

Actual damages;

b.

Pre-judgement and post-judgement interest;

c.

Attorneys’ fees and costs;

d.

Punitive or exemplary damages; and

e.

All other relief to which they may be justly entitled.

CUSIP No. 02686Y201	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2014
Date
/s/Scott Wolinsky
Signature Scott Wolinsky
Name

Attachment: Claimants’ Demand for Arbitration